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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

LIBERTY MEDIA INTERNATIONAL, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 530719103
Series B Common Stock: 530719202
(CUSIP Numbers)

John C. Malone
c/o Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2004
(Date of Events which Require Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 530719103 (Series A Common Stock)
CUSIP NO. 530719202 (Series B Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY		7	SOLE VOTING POWER Series A: 831,995(1, 2) Series B: 7,295,120(1)
OWNED BY
EACH REPORTING		8	SHARED VOTING POWER 0
PERSON
		9	SOLE DISPOSITIVE POWER Series A: 831,995(1, 2) Series B: 7,295,120(1)

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A: 831,995(1, 2) Series B: 7,295,120(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A: 0.6%(2, 3) Series B: 92.3%(3)

14	TYPE OF REPORTING PERSON IN

(1)
Includes: (a) 75,252 shares of Series A common stock and 170,471 shares of Series B common stock held by Mr. Malone's wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership; (b) 39,455 shares of Series A common stock held in a 401(k) savings account for the benefit of Mr. Malone; (c) 40,000 shares of Series A common stock and 91,789 shares of Series B common stock held by two irrevocable trusts with respect to which Mr. Malone retains certain rights; and (d) 207 shares of Series A common stock and 1,847,724 shares of Series B common stock which may be acquired within 60 days of June 7, 2004 pursuant to stock options. Mr. Malone has the right to convert options to purchase 373,276 shares of Series B common stock into options to purchase shares of Series A common stock.

(2)
Does not include shares of Series A common stock issuable upon (x) conversion of shares of Series B common stock owned by Mr. Malone or his wife, (y) conversion of shares of Series B Common Stock which may be acquired pursuant to stock options or (z) exercise of options to acquire shares of Series B common stock that were converted into options to acquire shares of Series A common stock by Mr. Malone; however, if such shares of Series A common stock were included, Mr. Malone would have sole voting and dispositive power over 8,127,115 shares of Series A common stock, and the percent of Series A common stock, as a series, represented by Mr. Malone's beneficial ownership would be 5.5%, in each case subject to the relevant footnotes set forth herein.

(3)
According to information supplied by the Issuer, the Issuer had 139,921,145 shares of Series A common stock and 6,053,173 shares of Series B common stock outstanding as of June 7, 2004. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.7% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA INTERNATIONAL, INC.

        This Amendment No. 1 to Schedule 13D (the "Amendment") amends the Statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person"), with the Securities and Exchange Commission on June 17, 2004 (the "Original Statement"), and relates to the shares of (i) Series A common stock, par value $.01 per share (the "Series A Common Stock"), of Liberty Media International, Inc., a Delaware corporation (the "Issuer"), and (ii) Series B common stock, par value $.01 per share (the "Series B Common Stock," and together with the Series A Common Stock, the "Common Stock"), of the Issuer. The Amendment and the Original Statement are collectively referred to as the "Statement."

Item 3. Source and Amount of Funds.

  Item 3 is hereby supplemented and amended to include the following information:

        On June 22, 2004 (the "Execution Date"), the Issuer executed a Non-Qualified Stock Option Agreement with Mr. Malone, pursuant to which Mr. Malone was granted, as of June 7, 2004 (the "Distribution Date"), an option (the "Series B Option") to acquire 1,474,448 shares of Series B Common Stock (the "Option Shares") at a per share exercise price of $39.10. The Execution Date is the day on which the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") determined the definitive terms of the Series B Option. Accordingly, the shares acquirable pursuant to the Series B Option were not included in the Original Statement. See Item 6.

        The Series B Option was granted to Mr. Malone to provide him with remuneration for services rendered, to encourage him to continue to provide services to the Issuer and its subsidiaries and to increase his personal interest in the continued success and progress of the Issuer.

Item 4. Purpose of Transaction.

  Item 4 is hereby amended and supplemented to include the following information:

        Mr. Malone is the President, Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Malone acquired beneficial ownership of the Option Shares as his primary form of compensation from the Issuer. Because the holders of Series B Common Stock are entitled to cast ten votes per share and the holders of Series A Common Stock are entitled to cast one vote per share, Mr. Malone's beneficial ownership of Common Stock constitutes approximately 33.7% of the combined voting power of the Series A Common Stock and Series B Common Stock.

Item 5. Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety as follows:

        (a)   Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 831,995 shares of Series A Common Stock (including (x) 75,252 shares held by his wife as to which he disclaims beneficial ownership and (y) 207 shares that may be acquired within 60 days of June 7, 2004, pursuant to stock options), which represent 0.6% of the outstanding shares of Series A Common Stock; and (ii) 7,295,120 shares of Series B Common Stock (including (A) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (B) 1,847,724 shares that may be acquired within 60 days of June 7, 2004 pursuant to stock options), which represent approximately 92.3% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 139,921,145 shares of Series A Common Stock and (2) 6,053,173 shares of Series B Common Stock, in each case outstanding as of June 7, 2004. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.7% of the voting power with respect to the general election of directors of the Issuer. See Items 4 and 6.

        (b)   Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.

        (c)   Except as reported in the Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

        (d)   Not Applicable.

        (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Item 6 is hereby amended and restated in its entirety as follows:

        On the Execution Date, the Issuer executed a Non-Qualified Stock Option Agreement (the "Option Agreement") with Mr. Malone, pursuant to which Mr. Malone was granted the Series B Option. A summary of the material terms of the Option Agreement are provided below. For purposes of the following description, the term "Issuer" includes any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

        Exercise.    The Series B Option is exercisable for 1,474,448 shares of Series B Common Stock at a per share exercise price of $39.10 at any time during the period (the "Term") commencing upon the close of business on the Execution Date and expiring at the close of business on June 7, 2014, which is the tenth (10th) anniversary of the Distribution Date, subject to earlier termination (as described below). The Series B Option may be exercised in whole or in part.

        Vesting.    The Series B Option and any Option Shares issued upon exercise of the Series B Option will vest at the rate of 20% per year on each anniversary of the Distribution Date.

        Termination; Repurchase Right; Acceleration.    Subject to certain specified exceptions (including those described below), upon the occurrence of a Termination Event (as defined below) prior to the expiration of the Term, the Series B Option will terminate, and any Option Shares ("Unvested Shares") that remain unvested on the day on which the Termination Event occurs (the "Termination Date") may be repurchased by the Issuer, in its sole discretion (the "Repurchase Right"), for an aggregate purchase price equal to the aggregate amount paid by Mr. Malone to purchase the Unvested Shares upon exercise of the Series B Option. If the Issuer exercises its Repurchase Right, any cash, securities or other property that have been paid or distributed in respect of the Unvested Shares shall be delivered together with the Unvested Shares at the closing of the repurchase without the payment of any additional consideration to Mr. Malone. Similarly, if any distribution of warrants, rights or similar securities with respect to the Unvested Shares had been made, then the Issuer will also have the right to repurchase the securities acquired by Mr. Malone upon the exercise thereof for an aggregate purchase price equal to the aggregate amount paid by Mr. Malone to exercise such warrants, rights or other securities, together with interest thereon.

        Notwithstanding the foregoing:

        (i)    if a Termination Event occurs by reason of Mr. Malone's death or disability, any unvested portion of the Series B Option and all then Unvested Shares will vest in full on the Termination Date; or

        (ii)   if a Termination Event occurs without cause (as determined in the sole discretion of the Compensation Committee) and other than as a result of Mr. Malone's resignation, retirement, death or disability, any unvested portion of the Series B Option and any Unvested Shares that would have vested during the remainder of the calendar year in which the Termination Event occurred will vest on the Termination Date.

        A "Termination Event" means the last to occur of (x) the termination of Mr. Malone's employment with the Issuer and its subsidiaries, (y) the termination of Mr. Malone's provision of services to the Issuer and its subsidiaries as a consultant, independent contractor or in a similar capacity, and (z) Mr. Malone's ceasing to be a member of the Board of Directors of the Issuer.

        In addition, if an Approved Transaction, Board Change or Control Purchase (other than a Control Purchase from Mr. Malone) (each such term as defined in the Liberty Media International, Inc. 2004 Incentive Plan (the "Plan")) occurs, any unvested portion of the Series B Option and all then Unvested Shares will vest in full on the date on which such event occurs, unless in the case of an Approved Transaction, the Compensation Committee has determined in compliance with the requirements of the Plan that outstanding awards under the Plan held by senior executives of the Issuer generally will not vest or become exercisable on an accelerated basis.

        If the vesting of any Unvested Shares is accelerated as a result of any of the events described above, the Issuer will have no Repurchase Right with respect to such shares.

        Transferability.    The Series B Option is not transferable during the lifetime of Mr. Malone, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Neither Mr. Malone nor any Permitted Transferee (as defined below) may sell, assign, transfer, pledge, encumber or dispose of any Unvested Shares (or any securities issued in respect thereof) prior to the vesting thereof except (i) with the prior written consent of the Compensation Committee, to any person or entity, (ii) to a trust or similar arrangement established primarily for the benefit of Mr. Malone or his immediate family members, (iii) to Mr. Malone's spouse or any lineal descendant of Mr. Malone or (iv) to an entity that is controlled by Mr. Malone and that continues to be controlled by Mr. Malone at all times while such entity owns any Unvested Shares, provided, among other things, that any Unvested Shares transferred to a Permitted Transferee will continue to be subject to the provisions of the Option Agreement, including, without limitation, the Repurchase Right. "Permitted Transferee" means any person or entity described in clauses (i) through (iv) above.

        Non-Compete.    Mr. Malone has agreed that through the Termination Date and for a period of two (2) years following the Termination Date, unless the applicable Termination Event results from a change in control of the Issuer, Mr. Malone will not, directly or indirectly, as principal or agent, or in any other capacity, own, manage, operate, participate in or be employed by or otherwise be interested in, or connected in any manner with, any person, firm, corporation or other enterprise (other than Liberty Media Corporation, a Delaware corporation ("LMC"), any successor thereto and any subsidiary of LMC or any successor thereto) which directly competes in a material respect with the business of the Issuer or any of its majority-owned subsidiaries as it is conducted while Mr. Malone is subject to the restrictions of this covenant. This covenant shall not be construed as denying Mr. Malone the right to own securities of any such corporation which is listed on a national securities exchange or The Nasdaq Stock Market to the extent of an aggregate of 5% of the amount of such securities outstanding. For purposes of this covenant, a change in control of the Issuer will be considered to have occurred if the group in control of the Issuer shall no longer include at least one of the following: Mr. Malone, the family members, estates and heirs of Mr. Malone and any trust or other investment vehicle for the primary benefit of any such persons.

        The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

        The foregoing description of the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached hereto as Exhibit 7(a) and is incorporated herein by reference, and the Plan, a copy of which is attached hereto as Exhibit 7(b) and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

  Item 7 is hereby amended and supplemented to include the following:

(a)
Liberty Media International, Inc. 2004 Incentive Plan Non-Qualified Stock Option Agreement, dated as of June 7, 2004, by and between Liberty Media International, Inc. and John C. Malone.

(b)
Liberty Media International, Inc. 2004 Incentive Plan (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form 10 as filed on April 2, 2004 (File No. 000-50671)).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2004

/s/ JOHN C. MALONE John C. Malone

EXHIBIT INDEX

Number		Document
7(a	)	Liberty Media International, Inc. 2004 Incentive Plan Non-Qualified Stock Option Agreement, dated as of June 7, 2004, by and between Liberty Media International, Inc. and John C. Malone.
7(b	)	Liberty Media International, Inc. 2004 Incentive Plan (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form 10 as filed on April 2, 2004 (File No. 000-50671)).

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  Item 3. Source and Amount of Funds.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX